Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Supplementing the Announcement to the Market disclosed on September 5, 2018, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs the market in general that: · it has obtained the approvals from the Central Bank of Brazil and the Brazilian anti-trust agency (CADE) required for completing the strategic partnership with Edenred in the employee benefits market mainly regulated by the Programa de Alimentação do Trabalhador - PAT; and · the subscription of shares representing 11% of the capital stock of Ticket Serviços S.A. by Itaú Unibanco S.A. and the financial settlement of this transaction were carried out on August 30, 2019. Edenred is the parent company of Ticket Serviços S.A. in Brazil. With this transaction, Itaú Unibanco reaffirms its commitment to the Brazilian market and the long- term value creation for its stockholders. São Paulo (SP), September 2, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations Exhibit 99.1 ITAÚ UNIBANCO HOLDING S.A. CNPJ. 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230 Announcement to the Market Supplementing the Announcement to the Market disclosed on September 5, 2018, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) informs the market in general that: · it has obtained the approvals from the Central Bank of Brazil and the Brazilian anti-trust agency (CADE) required for completing the strategic partnership with Edenred in the employee benefits market mainly regulated by the Programa de Alimentação do Trabalhador - PAT; and · the subscription of shares representing 11% of the capital stock of Ticket Serviços S.A. by Itaú Unibanco S.A. and the financial settlement of this transaction were carried out on August 30, 2019. Edenred is the parent company of Ticket Serviços S.A. in Brazil. With this transaction, Itaú Unibanco reaffirms its commitment to the Brazilian market and the long- term value creation for its stockholders. São Paulo (SP), September 2, 2019. ALEXSANDRO BROEDEL Group Executive Finance Director and Head of Investor Relations